Exhibit 99.1

ROSETTA GENOMICS LTD.

10 Plaut St., Rabin Science Park

Rehovot, 76706

Israel

Phone number +972-73-222-0700

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on February 1, 2018

Notice is hereby given that an Extraordinary General Meeting (the “Extraordinary Meeting”) of the shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli corporation, will be held at the California offices of the Company at 25901 Commercentre Dr., Lake Forest, CA 92630, on February 1, 2018 at 10:00 am (PT).

At the Extraordinary Meeting, shareholders will be asked to consider and vote on the following:

1.	The adoption and approval, pursuant to Section 320 of the Companies Law 5759-1999 of the State of Israel (the “Companies Law”), of the merger of the Company with and into Stone Marger Sub Ltd. (“Merger Sub”), a company incorporated under the laws of the State of Israel and a wholly owned subsidiary of Genoptix, Inc., a Delaware corporation (“Genoptix”), including the adoption and approval of: (i) the Agreement and Plan of Merger, dated as of December 14, 2017 (the “Merger Agreement”), by and among Genoptix, Merger Sub, and the Company; (ii) the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314 through 327 of the Companies Law, following which the separate corporate existence of Merger Sub shall cease and the Company shall become a private wholly-owned direct subsidiary of Genoptix; (iii) the consideration to be received by the shareholders of the Company in the Merger, preliminarily estimated to be $0.60 to $0.70 in cash, without interest and less any applicable withholding taxes, for each ordinary share of NIS 7.2 nominal (par) value held immediately prior to the effective time of the Merger, with the exact price per ordinary share dependent on the final amounts of deductions and adjustments detailed in the Merger Agreement that have not yet been fixed, and the extent to which outstanding warrants are exercised and convertible debentures are converted prior to the effective time of the Merger; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, including, without limitation, the purchase by the Company of a “tail” prepaid directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger.

We currently know of no other business to be transacted at the Extraordinary Meeting, other than as set forth above, but, if any other matter is properly presented at the Extraordinary Meeting, the persons that will be named in the proxy card will vote upon such matters including the adjournment or postponement of the shareholder meeting, in accordance with their best judgment.

The approval of Item 1 requires the affirmative vote of the holders of at least a majority of the voting power of the Company, in person or by proxy, such majority not to include votes by shareholders that are Merger Sub, Genoptix or any person or entity holding at least 25% of the means of control of either Merger Sub or Genoptix, or any person or entity acting on their behalf, including any family member of, or entity controlled by, any of the foregoing.

Only shareholders of record at the close of trading on December 27, 2017, will be entitled to notice of, and to vote at, the Extraordinary Meeting. All shareholders are cordially invited to attend the Extraordinary Meeting in person. Discussion at the Extraordinary Meeting will be commenced if a quorum is present. Two or more shareholders present, in person or by proxy and holding shares conferring in the aggregate more than 25% of the voting power of the Company shall constitute a quorum for the Extraordinary Meeting. If within half an hour from the time appointed for the Extraordinary Meeting a quorum is not present, the Extraordinary Meeting shall be adjourned to February 8, 2018 at the same time and place or to such day and at such time as the Chairman may determine. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Shareholders of record who do not expect to attend the Extraordinary Meeting in person may vote by means of a proxy card and are requested to mark, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided. No postage will be required if mailed in the United States. Joint holders of shares should take note that, pursuant to Article 32(d) of the Amended and Restated Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order of registration of the joint holders in the Company’s shareholder register. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s tabulating agent, Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, NY 11717, not less than four (4) hours before the time fixed for the Extraordinary Meeting unless such requirement is waived by the Chairman of the Extraordinary Meeting. Shareholders who attend the Extraordinary Meeting may revoke their proxy cards and vote their shares in person. Shareholders will be requested to indicate on the proxy whether they are Merger Sub, Genoptix or any person or entity holding at least 25% of the means of control of either Merger Sub or Genoptix, or any person or entity acting on their behalf, including any family member of, or entity controlled by, any of the foregoing.

If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in, and to vote your shares at, the Extraordinary Meeting (or to appoint a proxy to do so).

According to the Companies Law, one or more shareholders who hold at least 1% of the voting rights in the Extraordinary Meeting may request, within seven (7) days as of the date of this notice, that the Board of Directors include a subject matter on the agenda of the Extraordinary Meeting, provided it is suitable for discussion at a general meeting.

The complete form of the proposed resolutions may be inspected at the offices of the Company at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel during normal business hours, upon prior coordination with Ron Kalfus, Chief Financial Officer, who is accessible by phone at (+1) 877-429-6643.

In connection with the Extraordinary Meeting, the Company will send to its shareholders of record as of December 27, 2017, a proxy statement describing the proposal to be voted upon at the Extraordinary Meeting, as well as other information related to the Extraordinary Meeting, along with a proxy card enabling shareholders to submit their votes on the proposal.

The Company will also be furnishing copies of the proxy statement and form of proxy card to the SEC on Form 6-K.

This communication is not a substitution for the proxy statement or for any other documents that the Company may furnish to the SEC or send to shareholders in connection with the proposed Merger. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Shareholders will be able to obtain free copies of the proxy statement, and any other documents furnished by the Company to the SEC (when available), at the SEC’s website at www.sec.gov.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Extraordinary Meeting to the Company’s offices at its above mentioned address, Attention: Ron Kalfus, Chief Financial Officer, or by facsimile to +972-73-2220701, no later than January 22, 2018. Any position statement so received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

By order of the Board of Directors,
/s/ Brian A. Markison
Brian A. Markison
Chairman of the Board
December 22, 2017